Chardan South China Acquisition Corp.



February 2007

Safe Harbor

This presentation may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, about Liaoning GaoKe Energy Group ("GaoKe"), Chardan South China Acquisition Corp. ("Chardan South"), and the business after completion of the share exchange. Forward looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of GaoKe management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: business conditions in China, changing interpretations of generally accepted accounting principles; outcomes of government reviews; continued compliance with government regulations; legislation or regulatory environments, requirements or changes adversely affecting the businesses in which GaoKe is engaged; fluctuations in customer demand; management of rapid growth; competition from other providers of power generation and grid development; timing approval and market acceptance of new products introduction; general economic conditions; geopolitical events and regulatory changes, as well as other relevant risks will be detailed in future filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. Neither GaoKe nor Chardan South assume any obligation to update the information contained in this presentation.

A registration statement relating to these securities will be filed with the Securities and Exchange Commission. These securities may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective. This presentation shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Chardan South China Acquisition Corp
CSCA, CSCAW, CSCAU

- SPAC formed in March 2005 to acquire an operating business in the PRC

- IPO in August 2005 generated gross proceeds of $34.5 million
  - 5.75 million units @ $6.00 per unit

- Signed an Agreement in Principle in January 2007 to acquire GaoKe Energy Group
  - Currently undergoing a U.S. GAAP audit
  - CSCA will file a registration statement with the SEC shortly after the audit becomes available
  - NASDAQ application will be filed during the registration statement review process

GaoKe Energy Group

The Leading Private Provider of Distributed Power Generation and Micro Power Grids in China



About Distributed Power Generation & Micro Power Grids

➢ **Low cost, local GREEN energy generation systems for factories and small towns**

- Uses byproducts from factories, refuge sites, etc. to generate inexpensive electricity and heat
  - Steam is primary source of energy for these distributed power generation systems in China today
  - Installations are very cost effective for producers of steel, chemical, food, cement, ethanol, pharmaceuticals, etc.
    - Usually 1 to 2 year payback
  - GaoKe has installed and is currently developing systems ranging from 5MW to 300MW in factories and as stand-alone facilities

- Electricity and heat can be used within a factory and to nearby users
- Excess electricity can be sold to the national grid

➢ **Older manufacturing facilities in China did not install distributed power generation systems**

- Resistance from State owned power companies
- Government historically had low cost power
- New Government 5-Year Plan recommends distributed power generation as a way to help alleviate the national power shortage going forward, and it highlights
  - Alternative power supply initiative for new heavy industry plants
  - Use in new development zones in rural communities
- New 5 Year Plan changes dynamics of China's power industry toward ***PROMOTING*** Distributed Generation

About GaoKe's Distributed Generation Business

GaoKe is the Leading Provider of Distributed Power Generation and Micro Power Grids in China

- Only private company permitted to design, construct, and install micro power grids in China

- State-owned companies that are permitted to build new power plants and grids **DO NOT COMPETE** in distributed generation:
    - Lack the know-how and experience to successfully develop distributed generation systems
    - Focus on developing power plants to supply the central (national) power grid

GaoKe Company Overview

- An engineering services company, founded in 2003 by Jinxiang Lv, a leader in China's power industry for over 30 years and a pioneer in China's distributed power generation industry

- 200 employees with 150 engineers
  - Qualified engineers in China cost ~1/5 of Western engineers
  - Company actually provides higher pay, more benefits and a more rigorous screening of new recruits to ensure that it continues to obtain and retain the best engineering talent available

- Substantial growth since inception
  - Unaudited Chinese GAAP after-tax earnings have grown from $600,000 in 2003 to about $7 million in 2006

- Future growth expected to accelerate
  - Inclusion by Central Government in 11th 5-year plan has increased interest in distributed power generation
  - Number of new sales leads and contract signings increasing dramatically
  - Partnerships with China Sciences Academy in Guangzhou and Tsinghua University should lead to additional green energy commercialization opportunities



Distributed Power Generation and Micro Power Grid Benefits

Benefits

- Substantially lowers the cost of electricity and heat

- Quick payback of investment

- Minimizes overall power losses because power is transported locally

- System efficiency very high due to Co-generation (combined heat and power) capability

- Easy to maintain due to containment of grid in a small area

- Micro power grids are less vulnerable to disruptions by natural disasters, terrorism, wars, etc.

"Green" Technology

"Green" Technology

- Up to 90% thermal efficiency versus 30-40% efficiency for traditional large coal-fired power plants
    - Distributed Generation uses less than ½ the amount of coal (or other fuel) to produce the same electricity and heat output
    - Traditional power plants have a low thermal efficiency due to inability to transport heat over long distances

- Distributed Power Generation can be fueled by green energy sources
    - Includes solar, wind, biomass, fuel cells, other gases, etc.
    - Commonly used in countries (other than China) as a backup power system or for peak load shaving
    - Expected to be more widely used over time
        - PRC government expected to remove restrictions prohibiting the national grid from supplying power to a micro grid
        - Subsidization of micro power grids will be instituted, further shortening the payback period
        - As subsidization of national power network decreases over time, cost will increase
        - Use of alternate energy sources increases

Why Distributed Power Generation Makes Sense

In China

- Fast return on investment
  - ROI ~1 to 2 years for factories that incorporate distributed generation systems into their new facilities
    - Cost of producing electricity is ~$0.01-$0.03 per KwH versus ~$0.06-$0.09 per KwH from national grid
  - ROI ~4 years for distributed power generation facilities in new development zones that can supply heat and power to nearby factories and/or national grid
    - Can now legally sell excess electricity **to** the national grid at ~$0.04 per KwH or to nearby factories at ~$0.05 per KwH

- Can control total energy costs
  - No longer subject to price increases from State-Owned companies for power from national grid
  - No longer subject to present and projected rolling blackouts
  - New requirements of Central Government for State-owned power companies to buy expensive wind and solar power is expected to lead to further increase in electricity prices from national grid

- Growth of Chinese industry creating concerns about the ability of national grid to fuel demand
  - Distributed Generation assures ongoing supply of power and heat without dependence on the national grid

- Government promotion of Green technologies
  - Present coal burning plants highly polluting
  - Government focus on increasing living standards in Rural areas "made-to-order" for micro power grids

- HUGE market potential
  - China's National Development & Reform Commission estimated that China's annual expenditure on new power generation each year until 2010 will be $65-$75 billion
    - GaoKe management projects that distributed generation will account for 10% of this total expenditure ($6.5-$7.5 billion)

Why Distributed Power Generation Makes Sense

In other Developing Countries

- GaoKe is beginning to supply systems in SE Asia

- Central power grids are not fully developed
  - Commonly do not reach rural or developing areas
    - Typically unreliable
    - Expensive to install and expand

- Substantial interest in implementing "green" technologies as industry expands
  - Learned from China's mistake of ignoring the environment during its rapid industrial expansion

- Political and economic instability create risks for consistent operation of a central power grid
  - War or terrorism could take out a national power system
  - Distributed generation systems less vulnerable

GaoKe's Contracts

GaoKe has SUBSTANTIAL CONTRACTS that will ensure growth

- Contract Details
  - Pricing typically ranges from $500,000 to $800,000 per MW
  - Projects for over 600MW to be completed over the next 20 months
  - Additional contracts in the pricing phase

- In China
  - Existing contracts alone should result in substantial earnings growth in 2007 and 2008
    - Recently signed a ~$160 million contract for a 300MW project in Inner Mongolia that will begin in March 2007 and is expected to run through October 2008
    - Other large contracts are in final stages

- International
  - Recently signed 2 contracts totaling ~$25 million in India, with additional Indian contracts in process
  - Ongoing discussions with Indonesia's State Power Company
    - Need distributed power generation to provide power to remote island communities that cannot be accessed from the central grid

Barriers to Entry

High Barriers to Entry into China's Energy Market

- Government Permission
  - China's power industry is highly regulated and GaoKe is the only private company presently permitted to design, construct and install micro power grids

- Experience
  - GaoKe is the only private company with distributed generation and micro power grid experience in China
    - Know-how very valuable for creating systems that can be installed quickly and operate efficiently
    - Thorough understanding of regulations and approval processes in China

- Know-How and Proprietary Processes
  - Management began developing distributed generation in the 1980s after becoming frustrated with the inefficiencies of the central grid system
  - Learned from initial mistakes to create systems that run automatically in real-time
  - Proprietary know-how balances input of steam, air, and water to maximize system efficiency
  - Has a platform that can be implemented with minimal adjustments
    - 80% of the design of a second system in an industry can be adapted from a previous system installed in that industry
    - 60% of the design of a first system in a new industry can be adapted from the platform
  - Employs its own programming for automated control software to monitor system performance and status of every piece of equipment involved
    - Can diagnose and fix problems remotely

New Energy Technology Development

GaoKe is Focused on Developing New Renewable Energy Technologies

- R&D Center owned by GaoKe established with Tsinghua University in Beijing
  - Tsinghua University is one of the most distinguished research universities in China
  - Center develops new technology and processes for GaoKe's distributed generation systems
  - Has expertise in Wind Turbine Technology

- GaoKe exclusively funds a Cooperation Center with the China Science Academy in Guangzhou
  - One of the most renowned research institution in Asia for developing new energy technologies
  - Possesses substantial expertise in wind, solar, magnetic, geothermal, tidal, and biomass gasification
  - New technologies developed by their joint efforts owned 70% by GaoKe and 30% by the Science Academy
  - Projects currently under investigation include:

    Multiple Renewable Energy Sources in Complementary Use
    -Enables the efficient use of two or more technologies together to power a single source
        -e.g. a street lamp that is powered by both wind and solar

    Ground-Source Heat Pumps
    -Uses a single, shallow well to provide heating, cooling and hot water to buildings using much less power

    Biomass Electric Generation System
    -Efficiently transfers biomaterials into combustible gas for home heating

    Wind Power
    -New materials and designs

Incentive Based Compensation

Owners of GaoKe, on an all-or-none-basis each year, will be issued 1.0 million shares of common stock each year if they achieve after-tax profits in the following amounts for 2007, 2008, and 2009, and 2.0 million shares of common stock each year if they receive after tax profits in the following amounts for 2010, 2011, and 2012:

Year Ending 12/31	After-Tax Profit (USD)
2007	$ 14,000,000
2008	$ 19,000,000
2009	$ 29,000,000
2010	$ 44,000,000
2011	$ 63,000,000
2012	$ 87,000,000

Cap Table

	Investment	Shares At Closing	Warrants	Incentive Shares	Total Shares
Gaoke Shareholders		13,000,000		9,000,000	22,000,000
Investors		7,000,000			18,500,000
SPAC Common Stock	$ 31,000,000				
SPAC Warrants	$ 57,500,000		11,500,000		
TOTALS	$ 88,500,000	20,000,000			40,500,000

Summary

- Experienced Management Team

- Profitable & Cash Flow Positive

- The leading company in China's Distributed Generation / Micro Power Grid Market

    - Recently began receiving Central Government support

    - Potential market size estimated at $6.5-$7.5 billion per year
        - 10% of annual spend on new power generation

    - High barriers to entry

    - Substantial existing contracts
        - New contracts in China and Southeast Asia in 2007 and 2008 should incrementally add to earnings

- Significant opportunity in China's other Alternative Energy Markets
    - New energy technologies are anticipated to be commercialized in the next few years

APPENDIX: Payment Schedule of a Typical Contract

- **30% of the contract value is a down payment when the contract is signed**
    - In some cases, this 30% down payment will be paid at the time the design work begins

- **65% of the contract value paid in even increments on a monthly basis over the expected term of the contract**

- **5% of the contract value paid one year from the date of completion**



In connection with the pending transaction, Chardan South will cause a subsidiary ("Chardan Sub") to file with the SEC a Registration Statement on Form S-4 containing a Proxy Statement/Prospectus for the stockholders of Chardan South. The stockholders of Chardan South are urged to read the Registration Statement and the Proxy Statement/Prospectus, when it is available, as well as all other relevant documents filed or to be filed with the SEC, because they will contain important information about GaoKe, Chardan South, Chardan Sub and the proposed transaction. The final Proxy Statement/Prospectus will be mailed to stockholders of Chardan South after the Registration Statement is declared effective by the SEC. Chardan South stockholders will be able to obtain the Registration Statement, the Proxy Statement/Prospectus and any other relevant filed documents for free at the SEC's website (www.sec.gov). These documents can also be obtained for free from Chardan South by directing a request to Lori Johnson c/o Chardan Capital, 625 Broadway, Suite 1111, San Diego, CA 92101.

GaoKe, Chardan South and their respective directors and officers may be deemed to be participants in the solicitation of approvals from Chardan South stockholders in respect of the proposed transaction. Information regarding Chardan South's participants will be available in the Proxy Statement / Prospectus. Additional information regarding the interests of such participants will be included in the Registration Statement containing the Proxy Statement / Prospectus.